Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Lithium Americas Corp.
300 - 900 West Hastings Street
Vancouver, BC, V6C 1E5

Item 2	Date of Material Change

October 20, 2019.

Item 3	News Release

A news release with respect to the contents of this report was issued on October 21, 2019 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

Item 4	Summary of Material Change

On October 21, 2019, Lithium Americas Corp. (“LAC” or the “Company”) announced the appointment of Dr. Yuan Gao to its Board of Directors.

Item 5	Full Description of Material Change

On October 21, 2019, the Company announced the appointment of Dr. Yuan Gao to its Board of Directors. Dr. Gao was appointed as a new independent director, raising the number of directors of the Company from nine to ten.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-02

Not applicable.

Item 7	Omitted Information

No information has been intentionally omitted from this form.

Item 8	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Eduard Epshtein
Chief Financial Officer
300 – 900 West Hastings Street
Vancouver, BC V6C 1E5
Telephone: 1 (778)-656-5811

Item 9	Date of Report

October 28, 2019